UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark one)
[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from ________________ to ________________

Commission File Number:	001-14157 (Telephone and Data Systems, Inc.)
001-09712 (United States Cellular Corporation)

A. Full title of the plan and the address of the plan, if different from that of the issuer names below:

Telephone and Data Systems, Inc.
Tax-Deferred Savings Plan
30 North LaSalle Street
Suite 4000
Chicago, IL 60602

B. Name of issuers of the securities held pursuant to the plan and the addresses of the principal executive office:

Telephone and Data Systems, Inc.
30 North LaSalle Street
Suite 4000
Chicago, IL 60602

United States Cellular Corporation
8410 West Bryn Mawr Ave.
Chicago, IL 60631

Telephone and Data Systems, Inc.
Tax–Deferred Savings Plan
Financial Report
December 31, 2015

Table of Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Information

Schedule of Assets (Held at End of Year)	12

Exhibits

No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Investment Management Committee

Telephone and Data Systems, Inc. Tax-Deferred Savings Plan

Chicago, Illinois

We have audited the accompanying statements of net assets available for benefits of Telephone and Data Systems, Inc. Tax-Deferred Savings Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015.  These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

By:/s/ RSM US LLP

RSM US LLP

Peoria, Illinois

May 24, 2016

Telephone and Data Systems, Inc.
Tax-Deferred Savings Plan

Statements of Net Assets Available for Benefits
December 31, 2015 and 2014

	2015	2014
Assets

Investments, at fair value	$775,059,694	$771,435,082

Receivables:
Accrued income	130,665	138,992
Contributions in transit and other	2,778,247	–
Notes receivable from participants	13,450,632	12,731,370
Due from broker for securities sold	–	255,178
Total receivables	16,359,544	13,125,540

Total assets	791,419,238	784,560,622

Liabilities
Distributions in transit and other	34,775	–
Due to broker for securities purchased	–	307,654
Total liabilities	34,775	307,654

Net assets available for benefits at fair value	791,384,463	784,252,968

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,331,093)	(2,466,971)

Net assets available for benefits	$790,053,370	$781,785,997

See Notes to Financial Statements.

Telephone and Data Systems, Inc.
Tax-Deferred Savings Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2015

Additions to plan assets attributed to
Investment income:
Interest and dividends	$8,532,134
Net depreciation in fair value of investments	(9,949,351)

Interest income on notes receivable from participants	557,736

Contributions:
Participant	54,838,453
Participant rollover	4,122,744
Employer	24,141,576
Total additions	82,243,292

Deductions from plan assets attributed to
Benefits paid to participants	72,814,215
Administrative expenses	1,161,704
Total deductions	73,975,919

Net increase	8,267,373

Net assets available for benefits:
Beginning of year	781,785,997

End of year	$790,053,370

See Notes to Financial Statements.

Telephone and Data Systems, Inc.

Tax-Deferred Savings Plan

December 31, 2015 and 2014

Notes to Financial Statements

Note 1 DESCRIPTION OF THE PLAN

The following description of the Telephone and Data Systems, Inc. Tax-Deferred Savings Plan (the "Plan") provides only general information. Participants should refer to the Telephone and Data Systems, Inc. Tax-Deferred Savings Plan official plan document or summary plan description for a more complete description of the Plan's provisions.

General

The Plan is a contributory tax-exempt profit sharing plan established by Telephone and Data Systems, Inc. (“TDS” or the "Company") and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Company is the administrator and sponsor of the Plan and The Bank of New York Mellon was the directed trustee and asset custodian of the Plan through December 31, 2014. Effective January 1, 2015, the Company appointed The Northern Trust Company (“Northern Trust”) as directed trustee and asset custodian of the Plan. Northern Trust also provides record keeping and reporting services to the Plan in conjunction with Aon Hewitt, the Plan's third party administrator. The Plan has received a favorable determination letter from the Internal Revenue Service indicating that it qualifies under Section 401(a) of the Internal Revenue Code. All employees of TDS and its subsidiaries which have adopted the Plan (the Company and such subsidiaries being referred to as “employers”) whom are age twenty-one or older are eligible to participate. The Plan allows participants to enter the Plan upon the latter of 30 days of continuous service with the employers or their twenty-first birthday. Participation in the Plan is voluntary, however, any eligible employee who does not enroll on his or her own, or opt out of automatic enrollment, will be automatically enrolled in the Plan starting on his or her eligibility date (or as soon as practicable thereafter).

The Plan's assets are overseen by an Investment Management Committee. The Investment Management Committee is authorized to select investment options and to invest Plan assets as directed by the participants (or in the absence of such a direction, as determined by the Investment Management Committee).

Contributions

Participants may contribute to the Plan on a pre-tax basis (before-tax contributions) or on a designated Roth basis (after-tax contributions). The combined pre-tax and designated Roth contributions may not exceed 60% of the Participant’s compensation, as defined in the Plan and in accordance with Internal Revenue Service limits. Participants may also contribute amounts representing eligible distributions from other qualified plans or individual retirement accounts (rollover contributions).

The automatic enrollment contribution rate was 3% with a 1% automatic annual increase until it reached 10% through December 31, 2014. Effective January 1, 2015, any newly eligible employee with 30 days continuous service is automatically enrolled in the Plan on a pre-tax basis at a 6% deferral rate with the rate increasing by 1% annually until it reaches 10%, unless the employee elects otherwise. Additionally, employees who were previously automatically enrolled in the Plan at 3% had their contribution rate increased in accordance with the new automatic enrollment provisions effective January 1, 2015. The Vanguard Target Date Retirement Trusts are used as the Qualified Default Investment Alternative (“QDIA”) for automatic enrollment.

The employer matching contribution is 100% on the first 3% of a participant’s before-tax and designated Roth contributions and 40% on the next 2% of before-tax and designated Roth contributions.

Participants' Accounts and Investment Options

Each participant's account is credited with the participant's before-tax and designated Roth contributions, rollover contributions, employer matching contributions and investment income or loss less fees. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Contributions are invested in accordance with the employee’s investment elections.  Participants may invest their accounts in a variety of investment options as more fully described in the Plan's literature. Participants may change their investment elections via telephone or internet.

Effective July 1, 2015, a participant could no longer direct more than 20% of his or her new contributions into the TDS Common Stock Fund and the U.S. Cellular Common Stock Fund (“Employer Stock Funds”), on a combined basis. Unless a participant took action to choose another investment, any new contributions into the Employer Stock Funds that exceeded 20% were automatically reallocated to an age appropriate Target Retirement Fund. If such a participant was contributing to both Employer Stock Funds, his or her contributions were reduced proportionately based on the participant’s current elections at the time of the reduction. Prior to July 1, 2015, there was no limit on how much a participant could contribute to the Employer Stock Funds.

Vesting

Participants are always 100% vested in their before-tax, designated Roth and rollover contributions plus actual earnings thereon. Vesting in employer matching contributions plus actual earnings thereon is based on years of vesting service. Employer matching

Telephone and Data Systems, Inc.

Tax-Deferred Savings Plan

December 31, 2015 and 2014

Notes to Financial Statements

contributions vest 34% after the participant completes one year of vesting service; and 100% after the participant completes two years of vesting service.

A participant also becomes 100% vested in employer matching contributions plus actual earnings thereon upon termination of employment after attaining age 65 or due to death or disability (as defined in the Plan).

Forfeited Accounts

For the years ended December 31, 2015 and 2014, forfeited non-vested accounts were used to reduce employer contributions by $642,629 and $475,512, respectively. All such forfeitures were used at December 31, 2015 and 2014, respectively.

Payment of Benefits

Vested benefits may be paid to the participant upon termination of employment in the form of a lump sum payment or installments. Alternatively, a terminated participant may rollover the eligible portion of his or her vested benefits to an eligible retirement plan or individual retirement account. Participants experiencing a qualified financial hardship, on a qualified military leave or who have attained the age 59½ may withdraw a portion of their vested account balance as defined in the Plan while employed by the Company.

Notes Receivable from Participants

Participants may borrow from their Plan accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance (excluding employer matching contributions). These notes are secured by the remaining balance in the participant's account. The notes bear interest at the prime rate plus 1% as published in the Wall Street Journal on the fifteenth day of the month prior to the quarter in which the note is processed. Principal and interest are paid ratably through after-tax payroll deductions. The repayment period on the note generally ranges from one to five years. Notes are considered in default if no note payment is received during two consecutive pay periods.

Termination of Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their accounts.

Plan Expenses

Certain administrative, recordkeeping and Trustee fees are paid by Plan participants. Auditing and investment consulting fees are borne by TDS. Investment expenses and loan origination fees are paid by Plan participants. Plan participants also pay participant-initiated transaction fees (distribution, withdrawal, Qualified Domestic Relations Order, etc.).

Subsequent Plan Changes

Effective January 1, 2016, the Plan’s distribution options were expanded such that a participant who is no longer employed by the company may also take a partial distribution from his or her vested account balance. The minimum dollar amount for a partial distribution is $500. There is no limit on the number of partial distributions that may be taken by a participant although a distribution fee is applied to each partial distribution. Prior to January 1, 2016, partial distributions were not allowed.

Note 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

Basis of Accounting and Use of Estimates

The accompanying financial statements have been prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. See Note 3 – Fair Value Measurements for further information on the fair value of the Plan’s assets. The Plan’s Investment Management Committee determines the Plan’s valuation policies utilizing information provided by the investment advisers and custodians.

Net appreciation (depreciation) in fair value of investments included in the accompanying statement of changes in net assets available for benefits includes realized gains or losses from the sale of investments and unrealized appreciation or depreciation in the fair value of the investments. The net realized gains or losses on the sale of investments represent the difference between the sale proceeds and

Telephone and Data Systems, Inc.

Tax-Deferred Savings Plan

December 31, 2015 and 2014

Notes to Financial Statements

the fair value of the investment as of the beginning of the period or the cost of the investment if purchased during the year. Net unrealized appreciation or depreciation in the fair value of investments represents the net change in the fair value of the investments held during the period.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant notes are reclassified as distributions in accordance with the terms of the Plan document.

Payment of Benefits

Benefits are recorded when paid.

Fully Benefit-Responsive Investment Contracts

In accordance with GAAP, fully benefit-responsive investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared using the contract value basis for fully benefit-responsive investment contracts. The Plan invests in investment contracts through the Vanguard Retirement Savings Trust II, a collective trust that invests exclusively in the Vanguard Retirement Savings Master Trust (“The Vanguard Trust”). At December 31, 2015 and 2014, all of the Vanguard Retirement Savings Trust II’s investments were in the Vanguard Trust.

The Vanguard Trust provides for the collective investment of assets of tax-exempt pension and profit-sharing plans, primarily in a pool of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by bond trusts that are selected by the Trustee, Vanguard Fiduciary Trust Company. The issuers’ ability to meet these obligations may be affected by economic developments in their respective companies and industries. At December 31, 2015, 95.9% of the Vanguard Trust’s holdings were comprised of “traditional investment contracts” and “alternative investment contracts” as described below. The remainder of the Vanguard Trust’s investments consisted of money market funds.

Traditional investment contracts issued by insurance companies and banks are nontransferable, but provide for benefit-responsive withdrawals by plan participants at contract value. Fair value is comprised of the expected future cash flows for each contract discounted to present value. Contract value represents contributions made plus interest accrued at the contract rate, less withdrawals. The crediting rate on traditional investment contracts is typically fixed for the life of the investment.

Alternative investment contracts consist of investments together with contracts under which a bank or other institution provides for benefit-responsive withdrawals by plan participants at contract value. Fair value is comprised of the aggregate market values of the underlying investments in bond trusts, and the value of the wrap contracts, if any. Contract value represents contributions made plus interest accrued at the contract rate, less withdrawals. The difference between valuation at contract value and fair value is reflected over time through the crediting rate formula provided for in the Vanguard Trust’s synthetic contracts. The crediting rate of the contract resets every quarter (but will not fall below zero) based on the performance of the underlying investment portfolio. To the extent that the Vanguard Trust has unrealized gains and losses (that are accounted for, under contract value accounting, through the value of the synthetic contract), the interest crediting rate may differ from then-current market rates. An investor currently redeeming Vanguard Trust units may forego a benefit, or avoid a loss, related to a future crediting rate different from then-current market rates. Future average interest crediting rates on alternative investment contracts could be influenced by changes in market interest rates. These contracts can be terminated by the trust or the issuer after providing 60 days’ notice.

The average yield earned by the Vanguard Trust was 2.29% and 2.30% for the years ended December 31, 2015 and 2014, respectively. This average yield is calculated by dividing the annualized earnings of all investments in the Vanguard Trust (irrespective of the interest rate credited to participants in the Vanguard Trust) by the fair value of all investments in the Vanguard Trust on the last day of the fiscal year.

The average yield earned by the Vanguard Trust with an adjustment to reflect the actual interest rate credited to participants in the Vanguard Trust was 1.92% and 1.89% for the years ended December 31, 2015 and 2014, respectively. This average yield is calculated by dividing the annualized earnings credited to participants (irrespective of the actual earnings of the investments in the Vanguard Trust) by the fair value of all investments in the Vanguard Trust on the last day of the fiscal year.

The existence of certain conditions can limit the Vanguard Trust’s ability to transact at contract value with issuers of its investment contracts. Specifically, any event outside the normal operation of the Vanguard Trust that causes a withdrawal from an investment

Telephone and Data Systems, Inc.

Tax-Deferred Savings Plan

December 31, 2015 and 2014

Notes to Financial Statements

contract may result in a negative market value adjustment with respect to the withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the Vanguard Trust or the Plan, tax disqualification of the Vanguard Trust or the Plan, and certain Vanguard Trust amendments if issuers’ consent is not obtained. As of December 31, 2015, the occurrence of an event outside the normal operation of the Vanguard Trust that would cause a withdrawal from an investment contract with a negative market value adjustment is not considered to be probable.

The tables below summarize the Plan’s investment in the Vanguard Trust along with other investments that are measured at fair value based on the net asset value (NAV per share):

December 31, 2015
			Participant	Redemption
		Unfunded	Redemption	Notice
	Fair Value	Commitments	Frequency	Period (1)
Bank Common Trusts
Target date	$191,231,907	$–	Daily	One month
Retirement income	5,521,314	–	Daily	One month
Bond	63,784,083	–	Daily	One month
Vanguard Retirement Savings Trust II	80,099,395	–	Daily	Twelve months

December 31, 2014
			Participant	Redemption
		Unfunded	Redemption	Notice
	Fair Value	Commitments	Frequency	Period (1)
Bank Common Trusts
Target date	$186,725,173	$–	Daily	One month
Retirement income	5,955,004	–	Daily	One month
Bond	60,157,437	–	Daily	One month
Vanguard Retirement Savings Trust II	82,831,650	–	Daily	Twelve months

(1) This notice period provides for Plan redemptions at contract value, subject to other provisions of the Declaration of Trust.

New Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update 2015-07, Fair Value Measurement (Topic 820):  Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2015-07”).  ASU 2015-07 removes the requirements to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient.  However, sufficient information must be provided to permit a reconciliation of the fair value of assets categorized within the fair value hierarchy to the amounts presented in the statement of financial position.  ASU 2015-07 also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient.  TDS is required to adopt the provisions of ASU 2015-07 for reporting periods beginning after December 15, 2015, but early adoption is permitted.  TDS will adopt ASU 2015-07 for the 2016 plan year.  Upon adoption, ASU 2015-07 will be applied retrospectively to all periods presented.  Since ASU 2015-07 only affects fair value measurement disclosures, the adoption of ASU 2015-07 will not have an effect on the face of the Plan’s financial statements.

In July 2015, the Financial Accounting Standards Board issued Accounting Standards Update No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962) and Health and Welfare Benefit Plans (Topic 965): Part I – Fully Benefit-Responsive Investment Contracts, Part II - Plan Investment Disclosures and Part III - Measurement Date Practical Expedient (“ASU 2015-12”). The amendments in this update remove the requirement to record fully benefit-responsive investment contracts at fair value and designate contract value as the only required measure for these contracts. The amendments also remove the requirement to disclose (a) individual investments that represent five percent or more of net assets available for benefits and (b) the net appreciation or depreciation for investments by general type, however, the net appreciation or depreciation in investments is still required to be presented in aggregate. This amendment also provides a practical expedient to permit plans to measure investments and investment related accounts as of a month end date that is closest to the plan's fiscal year end when the fiscal year period does not coincide with month end. The amendments in this Update are effective for fiscal years beginning after December 15, 2015. Early adoption is permitted. Upon adoption, the amendments shall be applied retrospectively to all periods presented. The adoption of ASU 2015-12 will not have a material impact on the face of the Plan’s financial statements. The Plan will be required to modify various disclosures for fully benefit-responsive investment contracts and eliminate certain disclosures related to the Plan’s investments.

Telephone and Data Systems, Inc.

Tax-Deferred Savings Plan

December 31, 2015 and 2014

Notes to Financial Statements

In January 2016, the Financial Accounting Standards Board issued Accounting Standards update No. 2016-01, Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities which introduces changes to current accounting for equity investments and financial liabilities under the fair value option and the presentation and disclosure requirements for financial instruments. The amendments in this Update are effective for fiscal years beginning after December 15, 2018. Certain provisions are eligible for early adoption. The Company is in the process of evaluating the impact of this update on the Plan’s financial statements.

Note 3 FAIR VALUE MEASUREMENTS

Fair value is a market based measurement and not an entity specific measurement, based on an exchange transaction in which the entity sells an asset or transfers a liability (exit price) in an orderly transaction between market participants. GAAP establishes a fair value hierarchy that contains three levels for inputs used in fair value measurements. The three levels of the fair value hierarchy are described below:

Level 1 - Quoted market prices for identical assets or liabilities in active markets;

Level 2 - Quoted market prices for similar assets and liabilities in active markets or quoted market prices for identical assets and liabilities in inactive markets;

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. A financial instrument’s level within the fair value hierarchy is not representative of its expected performance or its overall risk profile, and therefore Level 3 assets are not necessarily higher risk than Level 2 assets or Level 1 assets. At December 31, 2015 and 2014 the Plan held no Level 3 assets. The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

The Plan values shares of TDS Common stock and Common stock of United States Cellular Corporation (“U.S. Cellular”), TDS’ subsidiary, based on the closing price reported on the active market in which the securities are traded. These securities are classified as Common Stock of the Plan Sponsor and Subsidiary. The Plan also values Mutual Funds based on the closing price reported on the active market in which the individual securities are traded. Common Stock of the Plan Sponsor and Subsidiary and Mutual Funds are classified within Level 1 of the valuation hierarchy.

Bank Common Trusts

The Vanguard Target Retirement Trusts invest mainly in mutual funds with the remainder invested in money market funds. The fair value of these trusts is calculated using the market approach which values the underlying investments of the trust based on observable market prices. These trusts are measured at fair value based on the net asset value (NAV per share) and are classified within Level 2 of the valuation hierarchy.

The BlackRock Intermediate Government/Credit Bond Index Fund F (“BlackRock Bond Fund”) is a bank maintained collective investment fund that invests in Bond Index Funds and other short-term investments. The fair value is calculated using the market approach which values the underlying investments in the fund using observable inputs for similar assets. The BlackRock Bond Fund is measured at fair value based on the net asset value (NAV per share), is classified within Level 2 of the valuation hierarchy, and is included within the Bank Common Trusts line item in the table below.

The Investment Contracts invest in synthetic investment contracts which are backed by investments issued by insurance companies and banks. The fair value is determined based on the underlying investments of the common trust as traded in active markets or valued using significant observable inputs. The underlying investment is classified as Level 2 in the audited financial statements of the bank common trust. The Net Asset Value for the Investment Contracts is $1 per share.

Telephone and Data Systems, Inc.

Tax-Deferred Savings Plan

December 31, 2015 and 2014

Notes to Financial Statements

The following tables show investment assets at fair value within the fair value hierarchy, at December 31, 2015 and 2014, respectively.

December 31, 2015	Level 1	Level 2	Total
Mutual Funds
International equity	$72,417,841	$–	$72,417,841
Money market	292,868	–	292,868
U.S. large cap	244,976,076	–	244,976,076
U.S. small cap	86,595,936	–	86,595,936
Common Stock of Plan Sponsor and Subsidiary	30,140,274	–	30,140,274
Bank Common Trusts
Target date	–	191,231,907	191,231,907
Retirement income	–	5,521,314	5,521,314
Bond	–	63,784,083	63,784,083
Investment Contracts	–	80,099,395	80,099,395
Total investments at fair value	$434,422,995	$340,636,699	$775,059,694

December 31, 2014	Level 1	Level 2	Total
Mutual Funds
International equity	$65,978,779	$–	$65,978,779
Money market	169,930	–	169,930
U.S. large cap	240,480,644	–	240,480,644
U.S. small cap	92,753,690	–	92,753,690
Common Stock of Plan Sponsor and Subsidiary	36,382,775	–	36,382,775
Bank Common Trusts
Target date	–	186,725,173	186,725,173
Retirement income	–	5,955,004	5,955,004
Bond	–	60,157,437	60,157,437
Investment Contracts	–	82,831,650	82,831,650
Total investments at fair value	$435,765,818	$335,669,264	$771,435,082

Telephone and Data Systems, Inc.

Tax-Deferred Savings Plan

December 31, 2015 and 2014

Notes to Financial Statements

Note 4 INVESTMENTS

The following presents investments at fair value at December 31, 2015 and 2014:
	2015		2014
Bank Common Trusts
Vanguard Retirement Savings Trust II (1)	$80,099,395	*	$82,831,650	*
Vanguard Target Retirement Income Trust II	5,521,314		5,955,004
Vanguard Target 2010 Retirement Trust II	1,491,638		1,662,408
Vanguard Target 2015 Retirement Trust II	7,329,518		8,238,551
Vanguard Target 2020 Retirement Trust II	20,415,454		20,339,398
Vanguard Target 2025 Retirement Trust II	23,043,677		22,087,178
Vanguard Target 2030 Retirement Trust II	23,672,084		23,163,212
Vanguard Target 2035 Retirement Trust II	27,687,722		27,697,795
Vanguard Target 2040 Retirement Trust II	27,743,244		27,774,028
Vanguard Target 2045 Retirement Trust II	26,336,684		25,280,613
Vanguard Target 2050 Retirement Trust II	25,466,157		25,547,702
Vanguard Target 2055 Retirement Trust II	8,045,729		4,934,288
BlackRock Intermediate Government/Credit Bond Index Fund F	63,784,083	*	60,157,437	*

Common Stock of Plan Sponsor and Subsidiary
Telephone and Data Systems, Inc.	14,605,662		17,352,280
United States Cellular Corporation	15,534,612		19,030,495

Mutual Funds
Vanguard Institutional Index Fund	95,899,996	*	93,932,961	*
Vanguard Small Cap Value Index Fund	39,745,399	*	42,771,609	*
Vanguard Value Index Fund	54,353,029	*	55,623,861	*
Vanguard Small Cap Growth Index Fund	46,850,537	*	49,982,081	*
Vanguard Growth Index Fund	94,723,051	*	90,923,822	*
Vanguard Total International Stock Index Fund	72,417,841	*	65,978,779	*
Northern Institutional Funds U.S. Government Select Portfolio	292,868		169,930
Total Investments	$775,059,694		$771,435,082

* Investment represents 5% or more of the Plan’s net assets.
(1) The amount reported is fair value; the contract value of the related assets was $78,768,302 and $80,364,679 at December 31, 2015 and 2014, respectively.

During the year ended December 31, 2015, the Plan’s investments (including gains and losses on investments bought, sold, and held during the year) net investment loss was as follows:

Net appreciation (depreciation) in fair value:
Common Stock of Plan Sponsor and Subsidiary	$928,138
Bank Common Trusts	(185,000)
Mutual Funds	(10,692,489)
(9,949,351)
Interest and dividends	8,532,134
Net investment loss	$(1,417,217)

Investments, in general, are subject to various risks, including credit, interest, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term, and such changes could materially affect the amounts reported in the 2015 Statement of Net Assets Available for Benefits.

Telephone and Data Systems, Inc.

Tax-Deferred Savings Plan

December 31, 2015 and 2014

Notes to Financial Statements

Note 5 PARTIES-IN-INTEREST

Northern Trust sponsors plan investments in the Northern Institutional Funds U.S. Government Select Portfolio. Northern Trust is the directed trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Notes receivable from participants also qualify as party-in-interest transactions.

The Plan invests in common stock of U.S. Cellular and TDS. Transactions in shares of U.S. Cellular and TDS common stock qualify as party-in-interest transactions under the provisions of ERISA. During the year ended December 31, 2015, the Plan made purchases of $3,796,980 and sales of $10,649,656 of TDS and U.S. Cellular common stock.

Note 6 TAX STATUS

The Plan obtained its latest determination letter on February 25, 2015 in which the Internal Revenue Service stated that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC), and the related trust was exempt from taxation. The Plan has been amended since the receipt of the determination letter. The Plan administrator believes that the Plan is designed and being operated in material compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt at December 31, 2015.

Management evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax-exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements at December 31, 2015 or 2014. With few exceptions, the Plan is no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities for years before 2012.

Note 7 RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation between the financial statements and Form 5500 at December 31, 2015 and 2014, and for the year ended December 31, 2015 is as follows:

	2015	2014
Total net assets per Form 5500, Schedule H	$791,342,607	$784,203,694
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,331,093)	(2,466,971)
Deemed distributions of notes receivable from participants	41,856	49,274
Net Assets Available for Benefits Per Financial Statements	$790,053,370	$781,785,997

Change in net assets per Form 5500, Schedule H	$7,138,913
Change in fair value to contract value for fully benefit-responsive investment contracts	1,135,878
Change in deemed distributions of notes receivable from participants	(7,418)
Change in Net Assets Available for Benefits Per Financial Statements	$8,267,373

Note 8 SUBSEQUENT EVENTS

The Plan’s management evaluated subsequent events from December 31, 2015 through May 24, 2016, the date these financial statements were issued. There have been no significant subsequent events during this period that require adjustments to or disclosure in the financial statements as of December 31, 2015 and for the year then ended.

Telephone and Data Systems, Inc.
Tax-Deferred Savings Plan

Schedule H, line 4i - Schedule of Assets (Held at End of Year)
Plan 003 EIN 36-2669023
December 31, 2015

		(c)
		Description of Investment
	(b)	Including Maturity Date,			(e)
	Identity of Issue, Borrower, Lessor,	Rate of Interest, Collateral,		(d)	Current
(a)	or Similar Party	Par or Maturity Value		Cost	Value
	Bank Common Trusts
	Vanguard Retirement Savings Trust II	78,768,302	Shares	**	$80,099,395
	Vanguard Target Retirement Income Trust II	185,778	Shares	**	5,521,314
	Vanguard Target 2010 Retirement Trust II	54,340	Shares	**	1,491,638
	Vanguard Target 2015 Retirement Trust II	267,794	Shares	**	7,329,518
	Vanguard Target 2020 Retirement Trust II	757,812	Shares	**	20,415,454
	Vanguard Target 2025 Retirement Trust II	873,528	Shares	**	23,043,677
	Vanguard Target 2030 Retirement Trust II	919,661	Shares	**	23,672,084
	Vanguard Target 2035 Retirement Trust II	1,077,763	Shares	**	27,687,722
	Vanguard Target 2040 Retirement Trust II	1,064,591	Shares	**	27,743,244
	Vanguard Target 2045 Retirement Trust II	1,011,393	Shares	**	26,336,684
	Vanguard Target 2050 Retirement Trust II	973,849	Shares	**	25,466,157
	Vanguard Target 2055 Retirement Trust II	229,747	Shares	**	8,045,729
	BlackRock Intermediate Government/Credit Bond Index Fund F	2,502,779	Shares	**	63,784,083

	Common Stock of Plan Sponsor and Subsidiary
*	Telephone and Data Systems, Inc.	564,143	Shares	**	14,605,662
*	United States Cellular Corporation	380,657	Shares	**	15,534,612

	Mutual Funds
	Vanguard Institutional Index Fund	513,878	Shares	**	95,899,996
	Vanguard Small Cap Value Index Fund	1,674,901	Shares	**	39,745,399
	Vanguard Value Index Fund	1,708,140	Shares	**	54,353,029
	Vanguard Small Cap Growth Index Fund	1,369,098	Shares	**	46,850,537
	Vanguard Growth Index Fund	1,729,470	Shares	**	94,723,051
	Vanguard Total International Stock Index Fund	746,961	Shares	**	72,417,841
*	Northern Institutional Funds U.S. Government Select Portfolio	292,868	Shares	**	292,868

*	Participants	Participant loans (interest rates range from 3.25% to 10.25%, maturing January 2016 to March 2034)			13,450,632
					$788,510,326

* Represents a party in interest
** Cost omitted for participant directed investments

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, Telephone and Data Systems, Inc., the Plan Administrator, has duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

TELEPHONE AND DATA SYSTEMS, INC.
TAX-DEFERRED SAVINGS PLAN

		By:	/s/ C. Theodore Herbert
C. Theodore Herbert, Vice President-Human Resources

		By:	/s/ Douglas W. Chambers
Douglas W. Chambers, Vice President and Controller

Dated:	May 24, 2016